UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2020

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                                       Form 40-F     __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP appoints Angela Ahrendts DBE to the Board dated 11 June 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	11 June 2020

WPP PLC ("WPP")

WPP appoints Angela Ahrendts DBE to the Board

WPP today announces the appointment of Angela Ahrendts DBE to its Board as a Non-Executive Director.
With a career in fashion and retail spanning more than three decades, Angela Ahrendts was Senior Vice President, Retail at Apple, Inc. from May 2014 until April 2019. At Apple, Angela was responsible for overseeing global retail, creating a seamless customer experience by integrating the company's physical and digital businesses across its online store, app and more than 500 retail stores in 25 countries. She also spearheaded Today at Apple, an initiative of free educational and creative sessions which reshaped Apple's retail experience.
Angela joined Apple from Burberry, where she was CEO from 2006 to 2014. In this role, she led the company through a period of outstanding global growth through the adoption of new technologies, including ecommerce and updated in-store technology, the launch of new product lines and the expansion of retail operations into new markets. While at Burberry Angela emphasised culture and values and created the Burberry Foundation, an independent charity dedicated to using the power of creativity to drive positive change in communities and build a more sustainable future through innovation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc.
Angela was a member of the UK Prime Minister's Business Advisory Council from 2010 to 2015 and was named Honorary Dame Commander of the British Empire in 2014. She is a member of the Global Leadership Council of the Oxford University Saïd Business School and a non-executive director on the boards of Ralph Lauren Corporation and Airbnb, Inc. Angela also sits on the boards of Charity: Water, which brings clean and safe drinking water to people in developing countries, and The HOW Institute for Society.
Her appointment will be effective from 1 July 2020.
Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: "Angela's reputation as a leader of creative and technology-driven businesses is second to none; she also has deep insight into our clients' needs in a changing world. We are delighted that she will be joining the WPP Board."
Angela Ahrendts DBE said: "WPP is one of the world's leading creative companies. Mark and his excellent leadership team have a strong sense of purpose and a strategy that values creative talent while embracing societal shifts and new technologies. I am so honoured to support their ongoing development as a member of the WPP Board."

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 11 June 2020.	By: ______________________
Balbir Kelly-Bisla
Company Secretary